Toni Weinstein toni.weinstein@dentons.com D +1 214-647-2488	Dentons US LLP 2000 McKinney Avenue Suite 1900 Dallas, TX 75201-1858 United States dentons.com

May 9, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	American Campus Communities, Inc. - Preliminary Proxy Materials on Schedule 14A

Ladies and Gentlemen:

On behalf of American Campus Communities, Inc., we are filing the above-referenced preliminary proxy materials. Please contact me at (214) 647-2488 or via e-mail at toni.weinstein@dentons.com with any questions or comments regarding this filing.

Sincerely, /s/ Toni Weinstein Toni Weinstein

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